SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ConAgra Foods, Inc.
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

205887102
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205887102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,569,414 Shares (including options to purchase 19,032,000 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,569,414 Shares (including options to purchase 19,032,000 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30,569,414 Shares (including options to purchase 19,032,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 205887102	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 18, 2015 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $5.00 per share, of ConAgra Foods, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7.

As a result of the Cooperation Agreement (as defined in Item 4 of this Amendment No. 1), the Reporting Person, Messrs. Alford and Lawrence and Ms. Dietz are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. Therefore, the beneficial ownership reported in this Amendment No. 1 no longer includes the beneficial ownership of Messrs. Alford or Lawrence or Ms. Dietz.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of the Reporting Person is Barry Rosenstein (the "Principal").

(b) The principal business address of the Reporting Person and the Principal is 767 Fifth Avenue, 8th Floor, New York, NY 10153.

(c) The principal business of the Reporting Person and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Principal is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person used a total of approximately $540 million (including brokerage commissions) in the aggregate to acquire beneficial ownership of the 30,569,414 Shares (including options to purchase 19,032,000 Shares) reported herein as beneficially owned by the Reporting Person. Funds for the purchase of the Shares reported herein as beneficially owned by the Reporting Person were derived from investment funds in accounts managed by the Reporting Person.

CUSIP No. 205887102	SCHEDULE 13D/A	Page 4 of 6 Pages

Such Shares are held by the investment funds managed by the Reporting Person in cash accounts and none of the funds used to purchase the Shares reported herein as beneficially owned by the Reporting Person were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 8, 2015, the Reporting Person entered into an agreement with the Issuer (the "Cooperation Agreement"). Under the terms of the Cooperation Agreement, the Issuer will, among other things, subject to certain conditions, (i) increase the size of the Board by two members to fourteen members and appoint Mr. Alford and Timothy R. McLevish ("Mr. McLevish") to fill the vacancies created by the foregoing increase in the size of the Board effective upon no later than July 22, 2015; (ii) include Messrs. Alford and McLevish as nominees to the Board on the slate of nominees recommended by the Board in the Company's proxy statement and on its proxy card relating to the Annual Meeting; and (iii) use its reasonable best efforts to obtain the election of Messrs. Alford and McLevish at the Annual Meeting.

During the Standstill Period (as defined in the Cooperation Agreement), the Reporting Person agreed to vote in favor of the current members of the Board as of the date of the Cooperation Agreement nominated by the Board for election at any annual meeting or special meeting during the Standstill Period and, subject to certain exceptions set forth in the Cooperation Agreement, in accordance with the Board's recommendations with respect to any other proposal or business that may be the subject of stockholder action at such meetings. In addition, the Reporting Person agreed to abide by certain customary standstill provisions during the Standstill Period. Under the Cooperation Agreement, the Reporting Person and the Issuer each agreed to customary non-disparagement provisions.

On July 8, 2015, the Reporting Person and the Issuer issued a joint press release announcing the Cooperation Agreement and its material terms (the "Press Release").

The foregoing summaries of the Cooperation Agreement and the Press Release are qualified in their entirety by reference to the full texts of the Cooperation Agreement and the Press Release, copies of which are attached as Exhibit B and Exhibit C, respectively, to this Amendment No. 1 and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), (c) and (d) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 427,052,296 Shares outstanding, which is the total number of Shares outstanding as of February 22, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 22, 2015, filed with the SEC on March 30, 2015.

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 30,569,414 Shares (including options to purchase 19,032,000 Shares), constituting approximately 7.1% of the Shares outstanding.

CUSIP No. 205887102	SCHEDULE 13D/A	Page 5 of 6 Pages

By virtue of the Cooperation Agreement the Reporting Person, Messrs. Alford and Lawrence and Ms. Dietz are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. As a result, this Amendment No. 1 only reports the beneficial ownership of the Reporting Person.

(b) The Reporting Person has sole voting and dispositive power over 30,569,414 Shares (including options to purchase 19,032,000 Shares), which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the Original Schedule 13D is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit A hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On July 8, 2015, the Issuer and the Reporting Person entered into the Cooperation Agreement, the terms of which are described in Item 4 of this Amendment No. 1. A copy of such agreement is attached as Exhibit B to this Amendment No. 1 and is incorporated by reference herein

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares Since the Original 13D.
Exhibit B:	Cooperation Agreement, dated July 8, 2015.
Exhibit C:	Press Release, issued July 8, 2015.

CUSIP No. 205887102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2015

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel